SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated November 22, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: November 26, 2004	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DISCLOSEABLE TRANSACTION	VERY SUBSTANTIAL DISPOSAL

DISPOSAL OF PROPERTY

The Board of Directors of PCPD is pleased to announce that on 19 November 2004, PCPD and the Vendor entered into the Provisional Agreement with the Purchaser Controller and the Purchaser pursuant to which the Vendor and the Purchaser conditionally agreed to enter into a formal agreement for the sale and purchase of the Property for a consideration of HK$2,808,000,000.

The Disposal (or, if TaiKoo Place Holdings exercises the Pre-emption Right, the Taikoo Disposal) constitutes a very substantial disposal for PCPD under Chapter 14 of the Listing Rules. Pursuant to Rule 14.49 of the Listing Rules, the disposal is subject to approval by PCPD Shareholders at the SGM. As each of the Purchaser, the Purchaser Controller and TaiKoo Place Holdings is, to the best of the PCPD Directors’ knowledge, information and belief, after making all reasonable enquiries, an Independent Third Party and no PCPD Shareholder has a material interest, other than through their interest in PCPD, in the Disposal or the Taikoo Disposal, no PCPD Shareholder is required to abstain from voting in respect of the proposed resolution to approve the disposal at the SGM. A circular containing further information on the disposal together with a notice of the SGM will be despatched to PCPD Shareholders.

The Disposal (or, if TaiKoo Place Holdings exercises the Pre-emption Right, the Taikoo Disposal) also constitutes a discloseable transaction for PCCW under Chapter 14 of the Listing Rules. A circular containing further information on the disposal will be despatched to the shareholders of PCCW.

As completion of the Disposal or, as the case may be, the Taikoo Disposal will be subject to the fulfillment of a number of conditions precedent and may or may not take place, investors should exercise caution when dealing in the Shares.

At the request of PCPD, trading in the Shares was suspended with effect from 9:30 a.m. on 22 November 2004 pending the release of this announcement. An application has been made by PCPD to the Stock Exchange for resumption of trading in the Shares with effect from 9:30 a.m. on 23 November 2004.

A.	PROVISIONAL AGREEMENT Date

19 November 2004

Parties

	(i)	PCPD

	(ii)	the Vendor

	(iii)	the Purchaser Controller

	(iv)	the Purchaser

The Vendor is an indirect wholly-owned subsidiary of PCPD.

PCPD has been informed by the Purchaser that its ultimate beneficial owner is the Purchaser Controller, and that the Purchaser Controller is a closed-end property fund for institutional investors which principally invests in real estate in various countries in Asia, managed by Pramerica Real Estate Investors (Asia) Pte. Ltd.. To the best of the knowledge, information and belief of the respective directors of PCPD and PCCW, after making all reasonable enquiries, the Purchaser, the Purchaser Controller and the ultimate beneficial owner of the Purchaser Controller are Independent Third Parties.

Neither PCCW, the controlling PCPD Shareholder, nor any of the PCPD Directors have any material interest in the Disposal other than through their interest in PCPD.

The sale and purchase and conditions precedent

Under the Provisional Agreement, the Vendor and the Purchaser will be obliged to enter into the S&P Agreement within 2 business days of the satisfaction or waiver (in the case of condition (ii) below, by the Vendor and conditions (iii) and (iv) below, by the Purchaser) of all the conditions below provided that the signing date will not be earlier than 17 December 2004:-

	(i)	TaiKoo Place Holdings not exercising the Pre-emption Right;

	(ii)	PCCW-HKT being satisfied that it, Monance (being the original lessee under the Lease) and the Vendor will not be under any obligations or liabilities under the Lease and any ancillary or related documents in respect of the Property as from completion of the Disposal;

	(iii)	the Purchaser being satisfied that the Vendor’s title to the Property is good and free from encumbrances; and

(iv)	the receipt by the Purchaser of an undertaking from Asian Motion agreeing to approve the sale of the Property on the terms set out in the Provisional Agreement or, as the case may be, to vote in favour of such sale at a general meeting (if required) of PCPD if Asian Motion is permitted to approve or vote on such sale under the Listing Rules.

Completion of the S&P Agreement will further be conditional upon compliance by PCPD with the applicable requirements of the Listing Rules, including the approval thereof by PCPD Shareholders (if required) at a general meeting. Please also refer to the section “Completion of the S&P Agreement” below.

The Property

The Property comprises PCCW Tower, a 43-storey office tower at No. 979 King’s Road, Quarry Bay, Hong Kong, together with certain loading and unloading bays on Ground Floor and certain carparks on Basement levels 1 to 4 of the office and commercial complex of which PCCW Tower forms part. The gross floor area of the Property is approximately 620,147 square feet.

Currently, approximately 99% of the office space in the Property and approximately 50% of the carparks are let. Approximately 35% of the office space and 37% of the carparks are currently leased to PCCW Services Limited, an indirect wholly-owned subsidiary of PCCW.

Under the Provisional Agreement, the Property is to be sold subject to lettings and tenancies existing as at completion of the Disposal.

Consideration

The total consideration for the sale of the Property is HK$2,808,000,000 payable by the Purchaser in cash in the following manner:

(i)	a deposit of HK$280,800,000 will be payable upon the signing of the S&P Agreement; and

(ii)	the balance of the consideration of HK$2,527,200,000 will be payable upon the completion of the Disposal.

An initial deposit of US$18,000,000 (equivalent to approximately HK$140,400,000) was paid by the Purchaser upon the signing of the Provisional Agreement. Under the Provisional Agreement, such initial deposit, to be held by the solicitors of PCPD as stakeholders, is to be:

(A)	returned to the Purchaser with interest if the Conditions are not satisfied or waived on or before 31 December 2004;

(B)	forfeited by the Vendor if the Purchaser should fail to enter into the S&P Agreement within 7 days (1) after the satisfaction or waiver of the Conditions or (2) after 15 January 2005 if the Purchaser exercises the option to purchase the issued share capital of the Vendor (as referred to in the section “Option” below) but no agreement is reached on the provisions of the share purchase agreement on or before 15 January 2005, or if the Purchaser should fail to pay the deposit referred to in (i) above; and

(C)	converted into Hong Kong dollars and applied towards payment of the deposit referred to in (i) above upon the signing of the S&P Agreement.

The total consideration was determined after arm’s length negotiations between the parties to the Provisional Agreement taking into account the prevailing market conditions in Hong Kong, as well as a valuation of the Property by CB Richard Ellis Limited as at 31 December 2003 (as referred to in the section “Financial effects of the Disposal or the Taikoo Disposal” below). The PCPD Directors consider that the terms of the Disposal (including the terms of the Deed of Rental Guarantee and the Deed of Appointment) are fair and reasonable and are in the interests of PCPD and PCPD Shareholders as a whole. Further, the directors of PCCW consider that the terms of the Disposal (including the terms of those two deeds) are fair and reasonable and are in the interests of PCCW and the shareholders of PCCW as a whole.

Force majeure

Under the agreed form of the S&P Agreement if, between the date of the S&P Agreement and completion of the Disposal, the Property or any part thereof is damaged or destroyed due to the occurrence of certain specified events (including force majeure), then:

(a)	if the total costs for reinstating the damaged or destroyed portion of the Property as determined by independent quantity surveyors (the “Reinstatement Costs”) are less than HK$200,000,000, the Purchaser will be obliged to complete the purchase of the Property as originally scheduled; and

(b)	if the Reinstatement Costs are HK$200,000,000 or more, then the Purchaser will have the option to either (i) proceed to completion as originally scheduled, or (ii) postpone completion until after the damaged or destroyed portion has been reinstated to its original condition by the Vendor at its cost.

Such postponed completion will take place on a date specified by notice from the Vendor provided that: (1) the reinstatement works are completed on or before 31 December 2005 and the Vendor produces as evidence a copy of a certificate of fitness for occupation from an Authorised Person appointed by the Vendor for such works; (2) the specified date must not be less than 30 days from the date of the notice; and (3) if the reinstatement is not completed by 31 December 2005, the Purchaser will have the right to terminate the S&P Agreement and the Vendor will refund to the Purchaser all monies paid by it under the S&P Agreement.

Option

Under the Provisional Agreement, the Purchaser will have the option, instead of entering into the S&P Agreement, to purchase the entire issued share capital of the Vendor at net asset value and all loans owing to the PCPD Group by the Vendor at book value but otherwise on substantially the same commercial terms as those in the S&P Agreement and subject to the Conditions, provided that there will be no change to (i) the price of HK$2,808,000,000 as the agreed value of the Property for calculating the net asset value of the Vendor, and the timing of the payment of the price for the shares and loans, (ii) the completion date and (iii) the terms of the Deed of Rental Guarantee and Deed of Appointment scheduled to the agreed form of the S&P Agreement. Such purchase will be made on the basis that as at completion, the Vendor has (i) no assets other than the Property and current assets relating to the Property; and (ii) no liabilities other than loans owing to the PCPD Group and current liabilities relating to the Property. As at 30 September 2004, the principal amount of loans owing by the Vendor to the PCPD Group amounted to approximately HK$2,359 million.

The option is exercisable by the Purchaser on or before 15 December 2004. If the Purchaser exercises such option, both parties will negotiate in good faith on the provisions of a share purchase agreement provided that if no agreement is reached on or before 15 January 2005, the Purchaser and the Vendor will forthwith enter into the S&P Agreement upon the satisfaction or waiver of the Conditions. A further announcement will be made if the option is exercised by the Purchaser and an agreement is entered into for the sale and purchase of shares in and loans owing by the Vendor.

B.	COMPLETION OF THE S&P AGREEMENT

Completion of the Disposal is conditional upon the compliance by PCPD with the requirements of the Stock Exchange and the Listing Rules in relation to the S&P Agreement including the approval by PCPD Shareholders at the SGM in accordance with the Listing Rules.

In the event that the above condition precedent is not fulfilled on or before 31 January 2005 or such later date as the parties may agree, the S&P Agreement will immediately terminate and the Vendor will return to the Purchaser all deposits paid within 7 days together with interest thereon.

Completion of the S&P Agreement will take place on 3 March 2005 or an earlier date notified by the Vendor to the Purchaser by written notice provided that (a) such date is a business day not less than 14 days from the date of the notice, and (b) such notice may not be served earlier than 25 January 2005. The earliest date for completion of the Disposal is therefore 8 February 2005.

C.	DEED OF RENTAL GUARANTEE

Under the agreed form of the S&P Agreement, on completion of the Disposal, the Vendor, the Rental Guarantor and the Purchaser will enter into the Deed of Rental Guarantee pursuant to which the Vendor will undertake to the Purchaser that the Vendor will pay the sum of HK$13,338,000 to the Purchaser by way of guaranteed net monthly rental on the date of completion and thereafter on the first business day of every month during the period of 5 years commencing from the date following completion of the Disposal (the “Guaranteed Period”). This guaranteed rental is payable irrespective of the actual amount of income received from tenants and licensees and the cost and expenses required to be expended by the Agent and the Vendor in respect of the Property. If during the Guaranteed Period, the actual net monthly rental received is higher than the guaranteed rental, the Vendor will be entitled to the excess. The guaranteed rental was determined after arm’s length negotiations between the parties to the Provisional Agreement, taking into account a yield requested by the Purchaser.

The form of the Deed of Rental Guarantee provides that during the Guaranteed Period, except for payments for which the Purchaser is responsible as described below, all expenses in respect of the Property will be borne by the Vendor and/or the Agent. The Purchaser will be responsible for payment of any expenditure of a capital or non-recurring nature, any expenditure of works required by any government department or other competent authority, certain taxes levied on the guaranteed rental and any insurance premium.

The Rental Guarantor will guarantee the performance by the Vendor of its obligations under the Deed of Rental Guarantee.

The form of the Deed of Rental Guarantee provides that it may be terminated during the Guaranteed Period in the event of: (i) termination by the Purchaser of the appointment of the Agent under the Deed of Appointment; (ii) the Purchaser Controller ceasing to be the ultimate beneficial owner of at least 50% of the entire issued share capital of the Purchaser; or (iii) the Purchaser ceasing to be the legal and/or beneficial owner of the Property. The Purchaser may not assign its benefit or the obligations under the Deed of Rental Guarantee other than in favour of the mortgagees from time to time of the Property and such mortgagees may also assign such rights when it exercises the power of sale to the subsequent purchaser but not further or otherwise.

D.	DEED OF APPOINTMENT

Under the agreed forms of the S&P Agreement and of the Deed of Rental Guarantee, on completion of the Disposal, the Purchaser and the Agent will enter into a Deed of Appointment whereby the Agent will be appointed (i) the Purchaser’s sole and exclusive leasing agent to deal with all leasing and tenancy matters of the Property; and (ii) the Purchaser’s sole manager of the Property. The Agent will bear all the costs and expenses incurred in the performance of its services under the Deed of Appointment (save for those of a capital or non-recurring nature for which the Purchaser will be responsible) and is not entitled to any fee or remuneration. Each of the appointments will be for a term of 5 years from the date of the Deed of Appointment, provided that the Deed of Appointment may be earlier terminated under certain specified circumstances including the early termination of the Deed of Rental Guarantee.

E.	PRE-EMPTION RIGHT OF TAIKOO PLACE HOLDINGS

Under the terms of the Lease, if the Vendor as the lessee receives a bona fide offer to purchase the whole of the Property, the Vendor is required to serve notice on TaiKoo Place Holdings of its intention to sell the Property, specifying the terms of the proposed disposal (the “Disposal Notice”). TaiKoo Place Holdings will then have the right to purchase the Property within 30 days (the “Pre-emption Period”) on terms set out in the Disposal Notice. On 19 November 2004, the Vendor served the Disposal Notice on TaiKoo Place Holdings enclosing a copy of the Provisional Agreement. Accordingly, if TaiKoo Place Holdings exercises the Pre-emption Right, the Vendor will be obliged to sell and TaiKoo Place Holdings will be obliged to purchase the Property on those terms.

In accordance with the terms of the Lease, if no written reply is given on the expiry of the Pre-emption Period or if TaiKoo Place Holdings replies that it does not wish to purchase the whole of the Property on terms set out in the Disposal Notice, then the Vendor may within 2 months from the date of expiry of the Pre-emption Period or, as the case may be, the date of TaiKoo Place Holdings’ reply, sell the whole of the Property to the Purchaser on terms no more favourable to the Purchaser than the terms set out in the Disposal Notice.

A further announcement will be made if and when TaiKoo Place Holdings exercises the Pre-emption Right.

So far as PCPD is aware, TaiKoo Place Holdings is a subsidiary of Swire Pacific Limited, and the principal business activity of TaiKoo Place Holdings is property investment.

To the best of the knowledge, information and belief of the respective directors of PCPD and PCCW, after making all reasonable enquiries, TaiKoo Place Holdings and the ultimate beneficial owner of TaiKoo Place Holdings are Independent Third Parties.

Neither PCCW, the controlling PCPD Shareholder, nor any of the PCPD Directors have any material interest in the Taikoo Disposal other than through their interest in PCPD.

F.	REASONS FOR AND BENEFITS OF THE DISPOSAL AND THE TAIKOO DISPOSAL

The PCPD Group is principally engaged in the development and management of property and infrastructure and owns an investment portfolio of premium-grade buildings including Pacific Century Place in Beijing.

PCCW is the largest telecommunications provider in Hong Kong and one of Asia’s leading integrated communications companies. PCCW provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); information technology solutions and services and infrastructure.

As the PCPD Group continues to consider different business and investment opportunities, PCPD is exploring various ways to satisfy the anticipated funding requirements of the PCPD Group. Given the current favourable market conditions, the PCPD Directors consider that the Disposal represents a good opportunity for the PCPD Group to realize the Property at a reasonable price and improve the overall financing flexibility of the group. PCPD is a 74.97% subsidiary of PCCW, and PCCW will benefit from the Disposal through its shareholding in PCPD.

If TaiKoo Place Holdings exercises the Pre-emption Right, the Vendor will be required under the terms of the Lease to effect the Taikoo Disposal which will be on substantially the same terms as the Disposal. Therefore, the Taikoo Disposal is expected to yield benefits similar to the Disposal as described above.

G.	FINANCIAL EFFECTS OF THE DISPOSAL OR THE TAIKOO DISPOSAL

The Property was acquired by the PCPD Group on 10 May 2004 as part of the Sale Shares and the Sale Assets (each as defined in the April 2004 Circular) as jointly announced on 5 March 2004 by PCCW and PCPD (then known as Dong Fang Gas Holdings Limited), at an aggregate consideration of HK$6,557 million, which was satisfied partly by the issue and allotment of new Shares in PCPD and partly by the issue of convertible notes by PCPD. The terms of the Provisional Agreement including the consideration were determined by the parties on an arm’s length basis. The consideration for the sale of the Property is HK$2,808,000,000. This represents a premium of approximately 5.9% over the valuation of HK$2,652,000,000 as valued by CB Richard Ellis Limited as at 31 December 2003 and represents a premium of approximately 21.6% over the net book value of the Property of approximately HK$2,309,000,000 as at 30 September 2004 according to PCPD’s latest unaudited interim results. The estimated gain before taxation on the Disposal to PCPD Group would amount to approximately HK$639 million after taking into account the surplus on revaluation reserve of HK$140 million as at 30 September 2004. The estimated gain is calculated based on the accounting principles generally accepted and currently effective in Hong Kong without taking into account any changes in accounting standards which have been or may be announced by the Hong Kong Institute of Certified Public Accountants from time to time, but have not yet taken effect, and the expenses incurred for the Disposal, including but not limited to agency commission and legal fee. The actual gain will be determined on completion of the Disposal based upon accounting standards effective at that time and may be different from that as mentioned above.

The book value of the Property is approximately HK$2,690 million as at 30 June 2004 according to PCCW’s latest unaudited interim report. The Disposal would result in an estimated gain of approximately HK$3 million to PCCW Group after taking into account the deficit on revaluation reserve of HK$115 million as at 30 June 2004. The estimated gain is calculated based on the accounting principles generally accepted and currently effective in Hong Kong and without taking into account any changes in accounting standards which have been or may be announced by the Hong Kong Institute of Certified Public Accountants from time to time, but have not yet taken effect, and the expenses incurred for the Disposal, including but not limited to agency commission and legal fee. The actual gain or loss for the PCCW Group resulting from the Disposal will be dependent on the actual gain of the PCPD Group determined upon completion of the Disposal based upon accounting standards effective at that time.

In the event that TaiKoo Place Holdings exercises the Pre-emption Right, the financial effects of the Taikoo Disposal on the PCPD Group and on the PCCW Group are expected to be similar to those of the Disposal as described above.

On the basis of the combined income statements prepared for the Property Group (as such term is defined in the April 2004 Circular) as set out in the April 2004 Circular for the two financial years ended 31 December 2002 and 31 December 2003 respectively, the net profit before taxation and extraordinary items attributable to the Property for the financial year ended 31 December 2002 was approximately HK$191,700,000 while the net profit before taxation and extraordinary items attributable to the Property for the financial year ended 31 December 2003 was approximately HK$44,400,000; and the net profit after taxation and extraordinary items attributable to the Property for the financial year ended 31 December 2002 was approximately HK$176,800,000 while the net profit after taxation and extraordinary items attributable to the Property for the financial year ended 31 December 2003 was approximately HK$39,600,000.

H.	PROCEEDS FROM THE DISPOSAL OR THE TAIKOO DISPOSAL

PCPD intends to use the net proceeds from the Disposal or, as the case may be, the Taikoo Disposal, as general working capital and to improve the overall financing flexibility of the group. PCPD does not at present have any specific investment projects which require the use of the proceeds.

I.	GENERAL

The Disposal (or, if TaiKoo Place Holdings exercises the Pre-emption Right, the Taikoo Disposal) constitutes a very substantial disposal for PCPD under Chapter 14 of the Listing Rules. Pursuant to Rule 14.49 of the Listing Rules, the disposal is subject to approval by PCPD Shareholders at the SGM. As each of the Purchaser, the Purchaser Controller and TaiKoo Place Holdings is, to the best of the PCPD Directors’ knowledge, information and belief, after making all reasonable enquiries, an Independent Third Party and no PCPD Shareholder has a material interest, other than through their interest in PCPD, in the Disposal or the Taikoo Disposal, no PCPD Shareholder is required to abstain from voting in respect of the proposed resolution to approve the disposal at the SGM.

The Disposal (or, if TaiKoo Place Holdings exercises the Pre-emption Right, the Taikoo Disposal) also constitutes a discloseable transaction for PCCW under Chapter 14 of the Listing Rules.

As completion of the Disposal or, as the case may be, the Taikoo Disposal will be subject to the fulfillment of a number of conditions precedent and may or may not take place, investors should exercise caution when dealing in the Shares.

J.	EXTENSION OF TIME FOR DESPATCH OF CIRCULARS

A circular containing further information on the Disposal and/or the Taikoo Disposal together with a notice of the SGM will be despatched to PCPD Shareholders. A circular containing further information on the disposal will also be despatched to the shareholders of PCCW. Under Rule 14.38 of the Listing Rules, the circulars are required to be despatched within 21 days after the date of publication of this announcement, being on or before 14 December 2004.

However, the period for TaiKoo Place Holdings to consider the Pre-emption Right and the period for the Purchaser to consider the option to purchase the issued share capital and certain loans of the Vendor will only expire after 14 December 2004. PCPD and PCCW consider that if the deadline for despatching the circulars can be extended to a date after the expiry of such periods, the disposal can be described with a much greater degree of certainty and clarity in the circulars with improved quality of information in order to better assist PCPD Shareholders to make an informed decision as to whether or not to vote in favour of the proposed disposal.

Accordingly, an application has been made by PCPD and PCCW to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules by extending the despatch date of the circulars to no later than 31 December 2004. This should improve the quality of information on the subject transaction to be included in the circulars.

K.	SUSPENSION AND RESUMPTION OF TRADING

At the request of PCPD, trading in the Shares was suspended with effect from 9:30 a.m. on 22 November 2004 pending the release of this announcement. An application has been made by PCPD to the Stock Exchange for resumption of trading in the Shares with effect from 9:30 a.m. on 23 November 2004.

L.	DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context otherwise requires:

	“Agent”	a company incorporated in Hong Kong to be named Pacific Century Paramount Real Estate Company Limited which will be a wholly-owned subsidiary of PCPD when entering into the Deed of Appointment

	“April 2004 Circular”	the circular of PCPD (then known as Dong Fang Gas Holdings Limited) dated 2 April 2004

	“Asian Motion”	Asian Motion Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of PCCW, being the registered holder of approximately 74.97% of the issued share capital of PCPD as at the date of this announcement

	“Authorised Person”	has the meaning ascribed thereto in the Buildings Ordinance (Cap. 123 of the Laws of Hong Kong)

	“Conditions”	the conditions precedent set out in paragraphs (i) to (iv) under the section headed “The sale and purchase and conditions precedent”

	“Deed of Appointment”	the deed of appointment of leasing agent and manager to be entered into between the Purchaser and the Agent on completion of the Disposal, an agreed form of which is annexed to the agreed form of the S&P Agreement

	“Deed of Rental Guarantee”	the deed of rental guarantee to be entered into between the Vendor, the Rental Guarantor and the Purchaser on completion of the Disposal, an agreed form of which is annexed to the agreed form of the S&P Agreement

	“Disposal”	the sale of the Property by the Vendor to the Purchaser pursuant to the S&P Agreement

	“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

	“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

	“Independent Third Party”	an independent third party not connected with the directors, chief executive or substantial shareholders of PCPD or of PCCW or any of their respective subsidiaries or their respective associates as defined under the Listing Rules

“Land”	all that portion of the Remaining Portion of Quarry Bay Marine Lot No.1 as shown coloured Red on Plan 1 annexed to the Lease

“Lease”	the Lease dated 13 December 2000 and registered in the Land Registry by Memorial No.8276622 as rectified by a Deed of Rectification and Confirmation dated 12 March 2001 and registered in the Land Registry by Memorial No.8340656

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Monance”	Monance Limited, a company incorporated in Hong Kong and indirectly owned as to 98% by PCPD and as to 2% by PCCW

“PCCW”	PCCW Limited, a company incorporated in Hong Kong whose shares are listed on the Main Board of the Stock Exchange, and which through Asian Motion holds 74.97% of the issued share capital of PCPD

“PCCW Group”	PCCW and its subsidiaries

“PCCW-HKT”	PCCW-HKT Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of PCCW

“PCPD”	Pacific Century Premium Developments Limited, a company incorporated in Bermuda and whose shares are listed on the Main Board of the Stock Exchange

“PCPD Director(s)”	the director(s) of PCPD

“PCPD Group”	PCPD and its subsidiaries

“PCPD Shareholder(s)”	holder(s) of Share(s)

“Pre-emption Right”	the right of TaiKoo Place Holdings to purchase the Property pursuant to the terms of the Lease, as summarized in the section headed “Pre-emption Right of TaiKoo Place Holdings”

“Premises”	all those the following portions of the building known as Dorset House (which comprises a 4 level basement car park, a podium and 2 contiguous tower blocks above the podium) (the “Building”) erected on Portions of Section S and the Remaining Portion of Quarry Bay Marine Lot No.1: (1) all those portions of the Building now known as PCCW Tower (formerly known at the date of the Lease as Hongkong Telecom Tower (Tower A)) as shown coloured Yellow on Plans 2 to 51 annexed to the Lease; and (2) all those loading and unloading bays on the Ground Floor of the Building as shown coloured Yellow hatched Black on Plan 6 annexed to the Lease; and (3) all those car parking spaces on Basement Levels 1 to 4 of the Building as shown coloured Yellow hatched Black on Plans 2 to 5 annexed to the Lease

“Property”	the Land and the Premises held for the residue of the term created under the Lease

“Provisional Agreement”	the agreement in relation to the Disposal, as constituted by an offer letter dated 19 November 2004 issued by the Purchaser Controller and the Purchaser to PCPD and the Vendor, and countersigned by PCPD and the Vendor on the same date

“Purchaser”	the purchaser of the Property under the Provisional Agreement and an Independent Third Party, which PCPD understands to be a special purpose company established for the purpose of entering into the agreements relating to the Disposal

“Purchaser Controller”	the ultimate beneficial owner of the Purchaser and an Independent Third Party

“Rental Guarantor”	Ipswich Holdings Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of PCPD

“S&P Agreement”	the formal sale and purchase agreement to be entered into between the Vendor and the Purchaser in relation to the Disposal, an agreed form of which is annexed to the Provisional Agreement

“SGM”	the special general meeting of PCPD to be held to approve the Disposal or, as the case may be, the Taikoo Disposal

“Share(s)”	ordinary share(s) of HK$0.10 each in the capital of PCPD

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Taikoo Disposal”	the sale of the Property by the Vendor to TaiKoo Place Holdings in the event of and pursuant to the exercise of the Pre-emption Right by TaiKoo Place Holdings

“TaiKoo Place Holdings”	TaiKoo Place Holdings Limited, a company incorporated in Hong Kong and, to the best of the knowledge, information and belief of the respective directors of PCPD and PCCW, after making all reasonable enquiries, an Independent Third Party

“US$”	United States dollars, the lawful currency of the United States of America

“Vendor”	Partner Link Investments Limited, a company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of PCPD, the principal activity of which is property investment

By Order of the Board	By Order of the Board
PCCW Limited	Pacific Century Premium Developments Limited
Hubert Chak	Chu Mee Lai, Helen
Company Secretary	Company Secretary

Hong Kong, 22 November 2004

The directors of Pacific Century Premium Developments Limited as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); Yuen Tin Fan, Francis (Deputy Chairman);
Lee Chi Hong, Robert (Chief Executive Officer); Alexander Anthony Arena and Hubert Chak

Non-Executive Director: Dr Allan Zeman, GBS, JP

Independent Non-Executive Directors:
Ronald James Blake, OBE, JP; Cheung Kin Piu, Valiant; Tsang Link Carl, Brian and
Prof Wong Yue Chim, Richard, SBS, JP

The directors of PCCW Limited as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico;
Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP;
Sir Roger Lobo, CBE, JP; Aman Mehta

* For identification only

Conversion of US$ into HK$ is based on the exchange rate of US$1.00 = HK$7.80.